January 12, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	ATP Oil & Gas Corporation

Comment Letter Dated December 18, 2008

Form 10-K for Fiscal Year Ended December 31, 2007, Filed March 7, 2008

File No. 1-32647; Schedule 14A, Filed April 28, 2008, File No. 1-32647

Ladies and Gentlemen:

Set forth below are the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the comment letter of the Staff dated December 18, 2008. For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.

Schedule 14A filed April 28, 2008

Executive Compensation Components – Base Salary, page 16

1.	We note your response to our previous comment 9. We believe that the content of the first two paragraphs of your response would be appropriate to add as disclosure in your Compensation Discussion and Analysis (CD&A) to explain to investors the process and timing for salary adjustments. Also, please disclose the current base salary amounts for each named executive officer as of the date of the Proxy Statement, since this is a basic, material element of compensation. Also, to the extent any salary adjustments were material in amount, you should disclose such material amounts and explain why the adjustments were made. Please refer to the requirement in Item 402(b)(1) of Regulation S-K to “explain all material elements of the registrant’s compensation of the named executive officers.” To assist us in evaluating your determination that the salary increases were immaterial, please advise us supplementally as to what the percentage increases in base salary were for each of the named executive officers in 2007, since that is not readily apparent from the summary Compensation Table and the other information you have furnished.

RESPONSE: We acknowledge your comment and will include in future filings information similar to that contained in the first two paragraphs of our response to your

ATP Oil & Gas Corporation

Response to SEC Letter Dated December 18, 2008

previous comment 9 contained in our letter dated November 26, 2008 (the “Initial Comment Response Letter”) as applicable to those future time periods.

Pursuant to your comment, base salaries for our Named Executive Officers as of the date of our 2008 proxy statement were as follows:

T. Paul Bulmahn	$650,000
Leland E. Tate	$449,918
Albert L. Reese, Jr.	$284,691
Keith R. Godwin	$277,803

Mr. Schlief, formerly Sr. Vice President, retired prior to the date of the 2008 proxy statement, and thus was not receiving a base salary at that time. Mr. Bulmahn’s salary was increased from $490,000 to $650,000 effective December 1, 2007, an increase of 32.65% over the prior year. As stated in our response to your previous comment 9 in the Initial Comment Response Letter, Mr. Bulmahn had not received a base salary increase since 2002. The Board, upon recommendation of the Compensation Committee, granted this increase in recognition of Mr. Bulmahn’s critical role in the growth and success of ATP over that time period, as well as the extent to which his base salary was out of line with the Market Reference Points. The specific base salary increases for each of the Named Executive Officers (other than the President) are not material to an investor’s understanding of our compensation program. These salary increases were in the 10-15% range and were granted effective October 1, 2007.

Executive Compensation Components – Annual Bonus, page 16

2.	We note your response to our previous comment 10. You assert that the ATP All-Employee Bonus Policy and the ATP Discretionary Bonus Policy fall within the exception found in Item 601(b)(10)(iii)(C)(4) of Regulation S-K. In support of this assertion, you stated that these plans are “generally available to all ATP employees.” Please provide us with information as to whether each of these plans “in operation provides for the same method of allocation of benefits between management and nonmanagement participants,” which is another necessary condition for the exception to apply. For example, please supplementally advise us as to the percentages of management and non-management employees that actually receive bonuses pursuant to these plans.

RESPONSE: We acknowledge your comment and further inquiry regarding the ATP All-Employee Bonus Policy and the ATP Discretionary Bonus Policy. While we believe the policies in operation provide for the same method of allocation of benefits between management and nonmanagement participants, in order that there is no question about whether the policies fall within the exception in Item 601(b)(10)(iii)(C)(4), we will include these two policies as exhibits to our next Form 10-K.

3.

We note your response to our previous comment 12. You assert that the information about the reasons why the President decided to award certain bonus amounts to the other four named executive officers is not material.

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ATP Oil & Gas Corporation

Response to SEC Letter Dated December 18, 2008

Please advise us as to why you believe it is not material, particularly in view of the following:

•	The bonuses for these four individuals range from 93% to 162% of their base salaries, constituting relatively large amounts in relation to the base salaries;
•	The bonuses for these four individuals range from 39% to 50% of the individuals’ total compensation, constituting significant portions of total compensation; and
•	The bonuses increased dramatically from 2006 to 2007.

Also, you assert that this information is confidential, but other than briefly mentioning that other companies might try to recruit your executives, you have not provided an analysis as to how the information would rise to the level of “confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant” as described in Instruction 4 to Item 402(b) of Regulation S-K. If you wish to rely upon this basis for omitting disclosure, please provide a detailed analysis of competitive harm. You may wish to request confidential treatment for the information that you provide us with regard to this issue.

RESPONSE: As stated in the Initial Comment Response Letter, the President awarded bonuses in 2007 to the other named executive officers under the ATP Discretionary Bonus Policy to “share success achieved by the Company with its employees who demonstrate exemplary performance”, as permitted by the policy. As noted previously, no specific individual qualitative or quantitative targets or goals were used in establishing the bonus amounts paid under this policy in 2007; thus, Instruction 4 to Item 402(b) is inapplicable to our response to this comment. The President’s subjective determination as to the amount to award to each officer was based on the totality of information available to him at the time. This included published compensation survey data, as stated on page 16 of our 2008 proxy statement, as to each component of compensation and overall compensation. As stated in the SEC Release No. 33-8732A (the “Release”), Section II.B.1 at page 29, the purpose of the CD&A is to “provide material information about the compensation objectives and policies for named executive officers”. Further, as stated on page 30 of the Release, “each company must assess the materiality to investors of the information identified by the example in light of the particular situation of the company.” In our assessment, the President’s specific thought processes as to each individual officer are not material to an investor in understanding ATP’s compensation program. The factors that the President considers each year in awarding bonuses under this discretionary policy may vary, and bonuses may or may not be awarded under this policy in any given year.

Executive Compensation Components – “Home Sweet Home” Employee Challenge, page 18

4.

We note your response to our previous comment 14. You stated that “If the performance targets are met, in future filings the award will be disclosed in…the Grant of Plan-Based Awards table.” Please refer to Item 402(d)(2)(ii)

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ATP Oil & Gas Corporation

Response to SEC Letter Dated December 18, 2008

of Regulations S-K, which calls for disclosure of “the estimated future payout upon satisfaction of the conditions in question”; the awards will need to be disclosed in the Grant of Plan-Based Awards table as possible payouts even if the targets have not yet been met.

RESPONSE: We note your comment and will include in the Grant of Plan-Based Awards Table in future filings the estimated future payout that may be earned by each Named Executive Officer under the “Home Sweet Home” Employee Challenge.

Summary Compensation Table, page 18

5.	We note your response to our previous comment 15. You state that “we see no requirement in Item 402(c)(2)(iv) of Regulation S-K to break out, for those officers who received bonuses under both policies, the amount attributable to each policy; therefore, we submit that no further disclosure is required.” We believe that Item 402(c)(2)(iv) must be considered in the context of Item 402 as a whole, including Item 402(b)(1), which calls for disclosure of “all material elements of the registrant’s compensation of the named executive officers.” As discussed above, please provide us with an analysis as to why you believe these bonus amounts are not material elements of compensation.

RESPONSE: With regard to your request for an analysis as to why we believe that the bonus amounts are not material elements of compensation, we provide the following. We acknowledge your reference to Item 402(b)(1), pertaining to disclosure of ‘all material elements of the registrant’s compensation of the named executive officers’. ATP agrees that bonuses are material elements of compensation, and we have disclosed all bonuses paid to our named executive officers. However, we respectfully submit that the amount of total cash bonus that is attributable to each cash bonus policy is not a material element of our compensation program. ATP’s two bonus policies are intended to work together as components of our cash incentive compensation program that rewards individual efforts toward the success of the company. To consider them individually is inconsistent with this underlying purpose and may even be misleading to an investor by giving the appearance that one component is more important than the other or that they are awarded in isolation. Further, the break out of amounts granted under each policy is not material information necessary for an investor’s understanding of our compensation decisions and policies regarding named executive officers.

Engineering Comments

Form 10-K filed March 7, 2008

Our Business Strategy, page 5

6.

We understand from your response to our prior comment 17 that you do not intend any specific effort to clarify relationships between various expenditures and elements of change in your reserve estimates that may be discussed in

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ATP Oil & Gas Corporation

Response to SEC Letter Dated December 18, 2008

your filing. Although we agree that information in the tables provided pursuant to SFAS 69 clarify your disclosure, we believe that it is important for disclosure that is not adjacent to these tables to provide appropriate context, where reliance on information elsewhere in the filing is not necessary to ensure that the meaning is not misconstrued or ambiguous. Since the only reserves you mention in the Business Strategy section are the 280.8 BCFe that you purchased over the three year period, it was not obvious that you were referring to other reserves in addition to these when discussing the $1.688 billion incurred for development costs. It would be helpful if you would ensure that your narratives do provide appropriate context, as necessary to reveal the correlations between expenditures and changes in reserve estimates, when preparing future disclosures.

RESPONSE: We note your comment and will include in future filings cross references to SFAS 69 information, if appropriate, or will provide more detailed explanations in the text.

Presentation on ATP Oil & Gas Corporation’s Website

7.	We have reviewed your response to our prior comments 20 and 21, regarding your development plans for the Telemark Hub. We understand that you now intend to develop the Atwater Valley Block 63 field with a total of eight wells instead of four, and that proved reserves have increased to 183 BCFe. This calculates to an average recovery of almost 23 BCFe per well for proved reserves alone. Tell us if we have appropriately understood your position, and if this is correct please tell us the ultimate recoveries for similar wells in similar reservoirs that you operate or in which you have an interest. Please name the specific wells and identify the fields associated with the wells.

RESPONSE: In response to your comment, we further clarify the development plans for our Telemark Hub included in the December 31, 2007 Form 10-K.

Telemark Hub consists of the combined development of three ATP fields, which are; Mirage field (Mississippi Canyon Block 941, “MC 941”), Morgus field (Mississippi Canyon Block 942, “MC 942”), and Telemark field (Atwater Valley Block 63, “AT 63”). When we refer to Telemark Hub, we mean all three fields plus the interconnecting facilities. When we refer to the Telemark field, we mean AT 63. Our net proved reserves at December 31, 2007 for the Telemark Hub were 183 Bcfe. The Telemark Hub development plan consisted of floating production facilities, pipelines and wells. A total of eight wells were planned to develop the multiple stacked reservoirs in these fields.

To further clarify our response to question 20 in the Initial Comment Response Letter, Telemark field was acquired by ATP in 2006. Prior to the acquisition, four wells were drilled, evaluated, and properly abandoned by other operators. To develop the reserves at Telemark field, ATP planned to re-enter one of the original wells, AT 63 #4, and drill

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ATP Oil & Gas Corporation

Response to SEC Letter Dated December 18, 2008

three additional wells. Each well was designed to be produced through the floating production facilities to be moored at the Telemark Hub.

In response to your inquiries related to hydrocarbon recoveries on a per well basis, Telemark Hub was engineered to recover 220 gross Bcfe of which 183 Bcfe are considered net proved reserves to ATP after excluding government and third-party royalties. ATP plans to develop these hydrocarbons with eight wells, which equates to an average recovery of 27.5 Bcfe per well. Public information available for offset fields is presented in gross volumes. The table shown below reflects current gross hydrocarbon recoveries from nearby fields. Note that all of these fields are still producing and the range of recoveries to-date per well is 45.07 Bcfe to 169.98 Bcfe. Our December 31, 2007 estimated recovery per well at Telemark Hub is clearly reasonable when compared to currently producing relevant offset fields.

Field (Operator)	Block(s)	Number of Wells	Cumulative Production (Bcfe)*	Average Production per Well (Bcfe)
Pluto (Mariner)	MC 674/718	2	90.14	45.07
Crosby (Shell)	MC 898/899	4	263.43	65.86
King (BP)	MC 764	1	69.85	69.85
Europa (Shell)	MC 934/935	6	344.93	57.49
Ursa (Shell)	MC 809/810/854	14	2,379.74	169.98

*	Source: PI/Dwights Plus on CD; IHS, Inc., June 2008.

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ATP Oil & Gas Corporation

Response to SEC Letter Dated December 18, 2008

As requested, we acknowledge:

•	The management of ATP Oil & Gas Corporation is responsible for the adequacy and accuracy of the disclosure in its public filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	ATP may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call me at 713-403-5514.

Sincerely,

ATP Oil & Gas Corporation

/s/ Albert L. Reese Jr.

Albert L. Reese Jr.

Chief Financial Officer

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